UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number: 001-32265

AMERICAN CAMPUS COMMUNITIES, INC.

(American Campus Communities LLC as successor by merger to American Campus Communities, Inc.)

(Exact name of registrant as specified in its charter)

12700 Hill Country Blvd., Suite T-200, Austin, Texas 78738

(512) 732-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, American Campus Communities LLC, as successor by merger to American Campus Communities, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 19, 2022

American Campus Communities LLC
(as successor by merger to American Campus Communities, Inc.)

By:	/s/ Jacob Werner
Name:	Jacob Werner
Title:	Senior Managing Director and Vice President